

August 24, 2012

Brad W. Buss
Chief Financial Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, California 95134

     Re: Cypress Semiconductor Corporation
           Form 10-K for the fiscal year ended January 1, 2012
           Filed February 24, 2012
           Form 10-Q for the quarterly period ended July 1, 2012
           Filed August 3, 2012
           File No. 001-10079

Dear Mr. Buss:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 1, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Income Taxes, page 42

1. Please explain to us the facts and circumstances leading to the "release of previously accrued income taxes of approximately $22.4 million." Also, clarify whether the "release" is associated with changes in the liability for unrecognized tax benefits disclosed on page 89.

2. We note the significance to your operating results of the benefit from foreign income taxed at other than U.S. rates as disclosed on the income tax provision reconciliation on page 88. We also see the low effective tax rate on your foreign earnings from the tabular disclosure on page 87. In light of the significant impact of lower taxes on foreign earnings to your operating results, please consider describing the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail. It appears as though separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Tell us how you intend on applying this comment.

Form 10-Q for the quarterly period ended July 1, 2012

Condensed Consolidated Financial Statements

Note 8. Commitments and Contingencies, page 22

3. We refer to the disclosure about the Patent License Agreement with IV Global Licensing LLC ("IV") that you entered into on April 30, 2012. Please help us better understand the basis in GAAP for the accounting for this arrangement by responding to the following:

- Please describe to us the services you have received or will receive from IV in exchange for the $14 million payment.
- Describe to us the specific basis in the FASB Codification for (1) expensing $7.1 million relating to this agreement in the first quarter of 2012 and (2) recording a liability to IV as of April 1, 2012. In that regard, also describe to us any contingencies with IV as of April 1, 2012 and any obligations to IV as of that date that arose from past transactions or events.
- Tell us how you determined the amount to recognize currently and the amount to be recognized over the remaining period of the agreement, including the basis for the allocation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676 if you have any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief